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JETOPTERA
2000
JETOPTERA™

INVEST IN **JETOPTERA**

Redefining Flight Through Bladeless Propulsion

Highlights

$1M+ Revenue
Earned over the last 12 months

Repeat Founder
Started a prior company with $2M+ in funding or revenue

Regular Updates
Founders have a strong track record of investor updates.

1. Pioneering a first-of-its-kind jet propulsion solution using fluidics

2. 187 patents granted with 100+ pending

3. $6.1M+ in total revenue from commercial & military contracts

4. $22M invested in research and development

5. Prototypes in flight: J-55 UAV today and soon, J-500 Cargo VTOL

6. 2-3X faster and 30dB quieter than helicopters and electric vertical & takeoff aircraft

7. Leadership from GE Aviation, Collins Aerospace, US Marine Corps, & Morgan Stanley

8. Tackling a $1T opportunity in Advanced Air Mobility - a rapidly developing sector in aviation

Featured Investor



Erik Meyer

Invested $125,000

Follow

"I am increasing my investment in Jetoptera! I have been following your updates and am very impressed with the steady progress towards commercial revenue. You have been maturing your FPSTM technology with non-dilutive Department of Defense funding and teaming with industry heavyweights. Your technological progress for military applications will support your civilian offering – including efficient FPSTM/wing integration, double-digit lift coefficients, adaptability to High Speed VTOL, scale-up to twelve thousand pounds+, and low manufacturing costs. In parallel you are continuing to grow your impressive patent portfolio."

Team



Andrei Tristan Evulet CEO/CTO/Co-Founder

Aerospace engineer and inventor w/30+ years experience. Former GE Tech Lead & Systems Engineer for the revolutionary GE9X turbofan. Inventor with 100+ patents. Rutgers University PhD in Mechanical and Aerospace Engineering.



Simina Farcasiu CFO and Co-Founder

3x Founder & Entrepreneur. Co-founded hedge fund with peak AUM of $1.4B. Former Belstar Management Company CIO & Merrill Lynch Managing Director. CEO and Founder Lower48 Analytics. Princeton AB. University of London PhD.



Todd E Newton Vice President of Business Development

LtCol, U.S. Marine Corps. 27-years of experience in aerospace, defense aerospace & business development at UTC Aerospace Systems; Textron Systems; ISR&T; L3Harris WESCAM; and UAS (total system development & production). Oregon State University BA.



Denis Dancanet Chairman of the Board of Directors and Co-Founder

Hedge fund exec & private pilot. President of Cubist Systematic Strategies ($17B AUM investment arm of Point72 Asset Management). Former Partner at PDT Partners. Morgan Stanley Managing Director. UPenn BA. Carnegie Mellon PhD in Computer Science.

Memo

Where speed meets silence


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JETOPTERA
2000
JETOPTERA™

Jetoptera is an aerospace company pioneering breakthrough aircraft and propulsion technology to lead the $1 trillion advanced air mobility revolution.

By removing noisy rotors and spinning propellers, our bladeless **Fluidic Propulsive System® (FPS®)** delivers the speed and efficiency of a jet with the vertical freedom of a helicopter - without the noise. As a result, our aircraft can go where others have never gone before, expanding the world of aerial mobility as we know it.

$6.1M

REVENUE



187

PATENTS AWARDED
100+ PENDING

$22M

INVESTED IN R&D


JETOPTERA
2000

Our technology is already in flight, supported by commercial and defense contracts totaling more than $6 million in revenue and 187 granted patents. We are raising to accelerate the development and certification of our technology, turning years of proven in-flight and defense-backed validation into commercial products ready for the global market.

Aviation can't evolve on propellers

Legacy vertical flight aircraft depend on large, exposed rotors. They're loud, hazardous in tight spaces, complex to maintain, and fundamentally speed-limited.

Legacy VTOL approaches

HELICOPTER

Slow, big footprint, loud, complex, expensive


N908TN

TILTROTOR

Huge footprint, loud, very complex, very expensive


N609PA
AW609
AC3




HARRIER
Extremely loud, complex, expensive and hot exhaust
EVTOL
Slow, big footprint, complex, low battery energy density


Challenges with today's vertical flight systems
NOISE:
Helicopters exceed 90 dB, disrupting communities and wildlife.
SAFETY & ACCESS
Rotor strike risks require wide landing zones
SPEED & EFFICIENCY
Conventional designs cruise around 120 mph
ENERGY RIGIDITY
Battery-based eVTOLs face range and recharge limits

The world needs vertical flight that is quiet enough for cities, safe around people and infrastructure, fast enough for regional trips, and flexible enough to adopt both today's and tomorrow's fuels.

A new kind of propulsion: quiet, powerful, and elegantly simple


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JETOPTERA™

At Jetoptera, we 're building a new class of aircraft around bladeless propulsion. Our Fluidic Propulsion System® (FPS®) replaces spinning propellers with a jet stream of pure, accelerated airflow, transforming how thrust and lift are generated.

Because FPS® uses air rather than rotating metal, it is lighter, safer, and far less complex than traditional propulsion. Our system produces minimal vibration and noise, and allows the entire airframe to function in aerodynamic synergy with the propulsor.

How it works

A compact turbocompressor channels compressed air through fluidic nozzles that accelerate flow along the airframe, generating lift and thrust simultaneously, without exposed moving parts.

FPS Performance | Compared to rotorcraft/eVTOL solutions

ACOUSTIC SIGNATURE	~60–70 dB (street-level quiet) ~30–40 dB quieter
ACCESS	Unrestricted
CRUISE SPEED	~230 mph | 2–3× faster
ENERGY FLEXIBILITY	Compatible with all type of energy: Sustainable Aviation Fuel, hydrogen, or traditional jet fuel



A New Propulsion For VTOL:

The Fluidic Propulsion System (FPS™)


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LOW NOISE
Significantly quieter than helicopters or turbofans. Expect <50 dBA @ 400 ft
FAST
Speeds 200–400+ kn; retract thrusters at higher speeds
RELIABLE
Well understood, dependable, easy to certify gas turbine
DISTRIBUTED PROPULSION
Better coverage for higher portion of upper wing
FLUIDIC BLOWN WING
Make wing work on vertical takeoff
LOWER COST
Both to acquire and maintain
THRUST + LIFT AUGMENTATION
Never been combined before
MULTIPLE CONFIGURATIONS
Very compact, high L/D
SIMPLE
Single system for VTOL and forward flight with no propellers

We expand where aircraft can operate and what they can do. Because we don't rely on battery technology, our system delivers more power, flies longer between maintenance, and costs much less to operate than hybrid or electric aircraft.

These advantages combined with the lack of noisy and dangerous rotors mean we can fly where others can't: closer to hospitals and schools, into smaller landing zones, above wildlife corridors, and from city-to-city at jet-class cruise without a runway.

class cruise without a runway.

Meet the aircraft of the future

J-Series: The Disruptor


GE HONDA HF120
ENGINE, SAFRAN OR GE
1000 LBF THRUSTER
UNDER DEVELOPMENT
250 LBF FRONT
THRUSTER VALIDATED
CARBON FIBER
PRANDTL BOX WING
6210mm
6432mm
1340mm
1119mm
2020mm
JETOPTERA
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- Uses a turbofan/ turbocompressor for air source
- Uses a pneumatic conduit system
- Thrust augmentation at the thrusters
- Light and Vectoring thrusters

This system allows a cruise sized engine to be used as turbofan for cruise and thrust augmenting at take off and hover.



We're adapting our FPS® to a range of aircraft from powered parafoils to high-speed vertical take-off and landing (HSVTOL) for military applications to air taxis.

MODEL	ROLE	PAYLOAD	SPEED	RANGE	STATUS
J-55	UAV / Surveillance	10 lb	115 mph	60 mi	Flight Tested
J-500	Cargo VTOL	110 lb (50 kg)	230 mph	250 mi	Prototype Tested
J-2000	2-Seat Trainer	800 lb	230 mph	500 mi	In Development
J-4000	4-Seat Aircraft	1,600 lb	230 mph	500 mi	Design Phase
J-7500	High-speed VTOL jet for medevac	Regional-jet range	—	—	Concept Phase

Defense-Tested. Industry-Validated. Media-Endorsed

We've earned trust across commercial and defense programs, including collaborations with Pratt & Whitney, Van Der Lee, and multiple U.S. Department of War agencies.

We've been awarded seven U.S. military contracts totaling $3.3M+ to date. We're proud to be sponsored by the US Special Operations Command and Air Force Special Operations Command, as well as to have received the 2022 HSVTOL Contract from AFWERX, the innovation arm of the Department Air Force (one of 11 funded from more than 200 entrants).

Featured in:

Proven in flight, poised to scale

We've proven market demand, government confidence, and independent validation of our technology.

At the 2025 Paris Air Show, we publicly demonstrated our flagship turbocompressor, the compact jet engine that powers our FPS®. This demonstration confirmed stable operation, consistent thrust, and seamless integration between the engine and the fluidic nozzles – ultimately proving that we're ready for commercial development.

In addition, Jetoptera has secured protection for every major aspect of its propulsion and aircraft design, creating one of the strongest intellectual property portfolios in advanced aviation.

SINCE OUR LAST RAISE:

- INVESTED $10M MORE INTO R&D
- SECURED 64 NEW PATENTS
- OBTAINED FIRST DARPA SUBCONTRACT
- ACHIEVED INDEPENDENT VALIDATION OF 300-LBF THRUSTER
- BUILT THE FIRST PARAFOIL PROPULSION SYSTEM FOR THE
- DEMONSTRATED 10× FASTER CONTROL RESPONSE THAN

U.S. MILITARY

PROP-BASED SYSTEMS

GENERATED $3M IN NEW COMMERCIAL REVENUE (INCLUDING A J-55 SALE AND FIRST J-500 CARGO CONTRACT)


JETOPTERA
2000

Engineering the future of aviation



ANDREI EVULET
CEO/CTO, CO-FOUNDER

Credentials:
Ex-tech lead at GE Aviation
Record-breaking aerospace engineer
100+ patents
PhD Aerospace, Rutgers
BS UMIST, MS PIB

RUTGERS TEDx GE



SIMINA FARCASIU
CFO, CO-FOUNDER

Credentials:
CIO, PM Hedge fund
MD Bear Stearns, Merrill Lynch
PhD U. London, AB Princeton

PRINCETON UNIVERSITY
MERRILL A BANK OF AMERICA COMPANY



DENIS DANCANET
CHAIRMAN/BOD, CO-FOUNDER

Credentials: PhD CS, Carnegie Mellon



TODD NEWTON
VP BUSINESS DEVELOPMENT

Credentials: LtCol US Marine Corps

Partner quant hedge fund
MD at Morgan Stanley
Private pilot
BS & BA UPenn

Numerous deployments
26-year experience in Defense
Aerospace, multiple roles
BS & BA UPenn

Jetoptera was dreamed up by a team of industry vets and aviation enthusiasts - and together we are making our dreams come true. Our team has decades of experience with the most notable aerospace, military, and finance organizations including GE, L-3 Wescam, Collins Aerospace, Textron Systems, US Marine Corps, and Morgan Stanley.

We have the track record of building - and flying! - unmanned and manned aircraft, and the experience required to bring a revolutionary flying concept to the mass market.

A $1T market as big as the sky itself

By bringing game changing innovation to aviation AND significantly expanding the use cases of aircraft, we are disrupting four key multi-billion dollar segments: general aviation, commercial drones, military applications, and helicopters.


10x growth
$1T
$20B Airlines
$520B Transport / Logistics
$105B
$25B General Aviation


$30B Commercial Drones
$49B Helicopters
$2B Military
2022
Physical sales
(except general aviation)
Autos /
$460B Shared Mobility
$10B Military
2040
Includes hardware,
software & services

Currently the combined market across these segments is valued at $105B based primarily on physical sales of aircraft. By 2040, the advanced air mobility market is projected to grow 10x to $1T with the addition of new hardware, software, and services for the shared mobility, airline, transport/logistics, and military industries.

Advanced Air Mobility: new solutions for urban and regional transport

A new transportation system market: $1 trillion by 2040

MEDICAL

Low Altitude Medical Emergency and Healthcare


Life Flight

AIR TAXI

Public Service, Vertiport or Ride-



Hailing Passenger Transport



DISASTER RELIEF

Unmanned/Manned rapid deployment for Emergency Response



LOW POLLUTION

Urban and Regional operations with reduced noise, footprint and emissions



CARGO DELIVERY

Rapid Delivery of Goods including last mile food and medication



New FAA rules are also paving the way for growth. One set will soon allow larger drones to fly beyond the pilot's line of sight without special approval, and another will enable Jetoptera's two-seat and four-seat aircraft to be sold to private owners for recreation and testing. These changes make it easier for Jetoptera to generate revenue and build flight experience as we move toward certification.

Milestones that lead to lift off

—

2018-2024

J-55



FLIGHT DEMO



COLLBORATIONS

NORTHROP GRUMMAN

PP-FPS® LRPADS U.S.ARMY

STTR/SBIR



2025

MILITARY REVENUES

CIVILIAN CARGO



2026-2027

HEDWIG-500



J-2000 PROTOTYPE & CARGO

TEST LARGER ENGINES

2028

MANNED PROTOTYPE FOR COMMERCIAL USE

J-2000 MANNED PROTOTYPE



J-4000 PROTOTYPE


JETOPTERA
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2029

J-2000 SALES



J-4000 SALES


2030
LAUNCH SALES OF
COMMERCIAL & CONSUMER
MANNED AIRCRAFT
J-7500
GENERAL AVIATION

With a gigantic market opportunity and FAA rules serving as tailwinds, we are at a pivotal stage of growth — moving from proven technology to commercial execution. We've already identified the right subcontractors and components for this next phase of growth, proven our turbocompressor can scale, and successfully tested the pneumatics and larger thruster design first envisioned in 2019.


Product Revenue Projections
$2M
$1.5M
$1M
$500M
$0


2026
2027
2028
2029
2030
2031
J-500
J-2000
J-7500 - MEDEVAC
HSVTOL - 500
J-4000
FTC-250 PROPULSION ONLY
*FORWARD LOOKING PROJECTIONS
CANNOT BE GUARANTEED

We have invested $22M into R&D and generated $6.1M+ in commercial and defense revenue to date. This next round of funding will enable us to further commercialize our J-500 cargo drone while advancing engineering on the J-2000, our first passenger aircraft (equivalent to a 2-seat Ferrari) targeted for commercialization in 2027, and then scale significantly from there.

By 2031, we anticipate revenue to near $2B from four main sources:

1. Cargo drones for commercial and military use
2. Commercial and personal mobility
3. Medevac
4. Fluidic Propulsion Technology Components

The next multi-billion-dollar flight company

Commercial air-mobility firms can reach multi-billion dollar valuations.

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COMPANY	OUTCOME	VALUATION / MARKET CAP*	NOTES
Joby JOBY AVIATION (NYSE: JOBY)	Public	~$14.8 B market cap (Oct 2025)	Leader in eVTOL; validated investor demand for

(NYSE: JOBY)		cap (Oct 2025)	advanced air mobility.
ARCHER ARCHER AVIATION (NYSE: ACHR)	Public	~$1.6 B market cap (Oct 2025)	Developing electric air taxis; backed by United Airlines and Stellantis.
BETA TECHNOLOGIES BETA TECHNOLOGIES	Public	Targeting ~$7.2 B IPO valuation	Hybrid-electric aircraft developer; illustrates strong investor appetite.
AIRBUS AIRBUS (SE: AIR)	Public	~$100 B market cap	Major aerospace OEM; investing in CityAirbus NextGen eVTOL program.
BOEING BOEING (NYSE: BA)	Public	~$115 B market cap	Global aerospace leader; actively investing in advanced air mobility through Wisk Aero.

* VALUATIONS/MARKET CAPS AS PUBLICLY REPORTED; SUBJECT TO MARKET FLUCTUATIONS.
SOURCES: (STOCKANALYSIS) (THE TECH BUZZ) (COMPANIESMARKETCAP)

The advanced air mobility sector is already attracting multi-billion-dollar valuations and strategic investment from the world's largest aerospace players.

Jetoptera's Fluidic Propulsion System® (FPS®) delivers a fundamentally more efficient, quieter, and scalable alternative to existing electric and hybrid VTOL technologies. With proven defense traction and a clear path to commercialization, Jetoptera is positioned to become the next major success story in this fast-growing trillion-dollar market.

[Forward looking projections cannot be guaranteed].

Back the future, then see it fly



$25,000+

Dinner with CEO/CTO Andrei Evulet! (Travel & accommodation not included).

$100,000+

Come witness a test flight of the J-500 when it's in the air! We will cover 2 nights of lodging and ground transportation

Invest in bladeless flight and own a piece of history





For a century, flight has been powered by spinning blades. We are ending that era.

We've proven that our bladeless propulsion works: it's faster, quieter, and more efficient than any vehicle flying today. Our aircraft are opening new airspace for healthcare, logistics, emergency response, and everyday travel.

Now, we're ready to scale. Your investment accelerates the leap from prototype to production, from demonstration to global adoption. Be part of the team that ends the rotor age and launches the era of bladeless flight.

Invest in Jetoptera: Help us redefine flight so it's faster, quieter, cleaner, and freer than ever before.


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JETOPTERA™
Invest in a new era of aviation
JETOPTERA 2000